UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PENTHOUSE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

709640106
(CUSIP Number)

April 1, 2004
(Date of Event Which Requires Filing of this Statement)

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 709640106	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund, L.P. EIN: 03-0021366
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,973,442
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,973,442
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,973,442
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.43%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 709640106	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund III, L.P. EIN: 32-0056070
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,686,532
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,686,532
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,686,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.33%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 709640106	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monarch Pointe Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 900,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 900,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.91%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 709640106	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Advisory Group, LLC EIN: 300021359
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER

30,902,737, some of which are held by Mercator Momentum Fund and Mercator Momentum Fund III (together, the "Funds") and Monarch Pointe Fund, Ltd. ("MPF"). Mercator Advisory Group, LLC ("MAG") is the general partner of the Funds and controls the investments of MPF.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,902,737, some of which are held by the Funds and MPF. MAG is the general partner of each of the Funds and controls the investments of MPF.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,902,737
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON IA

SCHEDULE 13G

CUSIP No. 709640106	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David F. Firestone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,902,737, all of which are held by the Funds, MPF and MAG. David F. Firestone is Managing Member of MAG.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,902,737, all of which are held by the Funds, MPF and MAG. David F. Firestone is Managing Member of MAG.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,902,737
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON IN

Item 1.   Issuer.

    The name of the issuer is Penthouse International, Inc. (the "Issuer").
    The address of the Issuer's principal executive office is 11 Penn Plaza, New York, New York 10001.

Item 2.   Reporting Person and Security.

    Mercator Momentum Fund, L.P. ("Momentum Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, with Momentum Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is Mercator Advisory Group, LLC ("MAG"), a California limited liability company. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. MAG acts as investment advisor to MPF and has full discretion to control its investments. David F. Firestone is the Managing Member of MAG. The Funds, MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."
    The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4500, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.
    Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.
    The title of the class of securities to which this statement relates is the common stock of the Issuer (the "Common Stock").
    The CUSIP number is 709640106.

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

    ☐  Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
    ☐  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
    ☐  Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
    ☐  Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
    ☐  An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
    ☐  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
    ☐  A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
    ☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
    ☐  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
    ☐  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Not Applicable.

Page 7 of 15 Pages

Item 4.   Ownership.

On March 19, 2004, Momentum Fund and Momentum Fund III acquired 2,040,000 shares and 1,960,000 shares, respectively, of the Series D Preferred Stock of the Issuer (the "Series D Shares") at $1.00 per share. In the same transaction, Momentum Fund, Momentum Fund III and MAG acquired warrants to purchase 1,836,000, 1,760,000 and 8,400,000 shares of the Common Stock of the Issuer, respectively.

Each of the Series D Shares is convertible at the election of its holder into a number of shares of the Common Stock of the Issuer equal to $1.00 divided by the then current "Conversion Price." The Conversion Price is currently $0.11 but is subject to adjustment upon the occurrence of stock splits, dilutive stock issuances and various other events.

The Certificate of Determination which establishes the terms of the Series D Shares and the agreements governing the terms of the warrants contain provisions prohibiting any conversion of the Series D Shares or exercise of the warrants that would result in the Reporting Persons and their affiliates owning beneficially more than 9.99% of the outstanding Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934.

As of April 1, 2004, MPF had acquired 900,000 shares of the Common Stock of the Issuer in open market transactions.

The tables below set forth information regarding the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons and their percentages of beneficial ownership as of March 19, 2004, assuming that 293,679,473 shares of the Issuer's Common Stock were outstanding as reported in the Issuer's current Report on Form 8-K dated March 22, 2004.

Page 8 of 15 Pages

April 1, 2004
Momentum Fund
Shares beneficially owned	22,973,442
Percent of Class	7.43%
Sole Voting Power	0
Shared Voting Power	22,973,442
Sole Dispositive Power	0
Shared Dispositive Power	22,973,442
April 1, 2004
Momentum Fund III
Shares beneficially owned	22,686,532
Percent of Class	7.33%
Sole Voting Power	0
Shared Voting Power	22,686,532
Sole Dispositive Power	0
Shared Dispositive Power	22,686,532

Page 9 of 15 Pages

April 1, 2004
MPF
Shares beneficially owned	900,000
Percent of Class	2.91%
Sole Voting Power	0
Shared Voting Power	900,000
Sole Dispositive Power	0
Shared Dispositive Power	900,000
April 1, 2004
MAG
Shares beneficially owned	30,902,737
Percent of Class	9.99%
Sole Voting Power	0
Shared Voting Power	30,902,737
Sole Dispositive Power	0
Shared Dispositive Power	30,902,737

Page 10 of 15 Pages

April 1, 2004
David F. Firestone
Shares beneficially owned	30,902,737
Percent of Class	9.99%
Sole Voting Power	0
Shared Voting Power	30,902,737
Sole Dispositive Power	0
Shared Dispositive Power	30,902,737

Item 5.   Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

Not Applicable.

Item 9.   Notice of Dissolution of Group.

Not Applicable.

Page 11 of 15 Pages

Item 10.   Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2004	MERCATOR MOMENTUM FUND, L.P. By: MERCATOR ADVISORY GROUP, LLC, its general partner By: /s/ David F. Firestone ____________________________________ David F. Firestone, Managing Member

Dated: April 22, 2004	MERCATOR MOMENTUM FUND III, L.P. By: MERCATOR ADVISORY GROUP, LLC, its general partner By: /s/ David F. Firestone ____________________________________ David F. Firestone, Managing Member

Dated: April 22, 2004	MONARCH POINTE FUND, LTD. By: /s/ David F. Firestone ____________________________________ David F. Firestone, President

Dated: April 22, 2004	MERCATOR ADVISORY GROUP, LLC By: /s/ David F. Firestone ____________________________________ David F. Firestone, Managing Member

Dated: April 22, 2004	/s/ David F. Firestone ____________________________________ David F. Firestone

Page 13 of 15 Pages

EXHIBIT INDEX

Exhibit A      Agreement of Joint Filing

Page 14 of 15 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Amendment No. 1 to Schedule 13G, dated April 22, 2004, containing the information required by Schedule 13G, for shares of the common stock of Penthouse International, Inc. beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Advisory Group, LLC, Monarch Pointe Fund, Ltd., and David Firestone and such other holdings as may be reported therein.

Dated:  April 22, 2004

MERCATOR MOMENTUM FUND, L.P.

By:  MERCATOR ADVISORY GROUP, LLC,
       its general partner

By:  /s/ David F. Firestone
        ____________________________________
        David F. Firestone, Managing Member

MERCATOR MOMENTUM FUND III, L.P.

By:  MERCATOR ADVISORY GROUP, LLC,
      its general partner

By:  /s/ David F. Firestone
        ____________________________________
        David F. Firestone, Managing Member

MONARCH POINTE FUND, LTD.

By:  /s/ David F. Firestone
        ____________________________________
        David F. Firestone, President

MERCATOR ADVISORY GROUP, LLC

By:  /s/ David F. Firestone
        ____________________________________
        David F. Firestone, Managing Member

/s/ David F. Firestone
____________________________________
David F. Firestone

Page 15 of 15 Pages